

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2011

Cary A. Moomjian, Jr.
Vice President, General Counsel and Secretary
Ensco plc
500 North Akard Street, Suite 4300
Dallas, Texas 75201

> **Re: Ensco plc**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed April 5, 2011**
> **File No. 333-172587**

Dear Mr. Moomjian:

We have reviewed your response letter and amended filing, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4

The Merger, page 48

Background of the Merger, page 48

1.   We note your response to comment 5 from our letter dated March 31, 2011, and reissue such comment. Please tell us why you do not believe that the referenced Deutsche Bank materials are materially related to the proposed merger transaction with Pride. In that regard, we note the following:

- After the Deutsche Bank presentation at the November 2, 2010 Ensco board meeting, the Ensco board authorized management to pursue initial discussions and actions relating to a potential combination with Pride.

- Following the Deutsche Bank presentation at the December 30, 2010 special meeting of the Ensco board, the board authorized Mr. Rabun to submit an expression of interest letter of intent and summary of proposed terms to Pride.

In addition, please provide us with copies of the Deutsche Bank materials from the November 2, 2010 and December 30, 2010 Ensco board meetings.

Recommendation of the Pride Board of Directors and Its Reasons for the Merger, page 66

2.   We note your response to comment 11 from our letter dated March 31, 2011, including your cross reference at page 62 to the disclosure beginning at page 66 for a discussion of the factors considered by the Pride board in determining to pursue a merger with Ensco. Please expand your disclosure regarding why Pride determined not to pursue any of the other potential transactions with Seadrill, Company A, Company B, or Company C, including how the factors you identify (e.g., Seadrill's business, assets, prospects, etc. and the analyses regarding and discussions with the three unidentified potential transaction partners) were taken into account in choosing to accept the merger with Ensco and reject all other alternative strategic options.

Opinion of Deutsche Bank Securities Inc., page 70

3.   We note your response to comment 13 from our letter dated March 31, 2011, as well as your revised disclosures at pages 78 and 84. We also note that the revised disclosure at page 78 states that Deutsche Bank does not assume any responsibility if future results or actual values are materially different from the forecasts and assumptions, and we note your similar statement at page 84 regarding Goldman Sachs. If you retain such statements in your next amendment, please tell us why such statements are appropriate, as they appear to disclaim responsibility for more than just the forecasts and assumptions provided by Ensco and Pride.

4.   We note your response to comment 14 from our letter dated March 31, 2011, and your revised disclosure regarding Deutsche Bank's role as a joint book-running manager on the $2.5 billion senior notes offerings conducted by Ensco in March 2011. Please revise your filing to quantify the compensation received by Deutsche Bank from Ensco in connection with such transaction.

Ensco Prospective Financial Information, page 85

5.   We note the statements at pages 85 and 87 that none of Pride, Ensco, or their respective affiliates assumes any responsibility for the accuracy of the prospective financial information provided in the filing. If you retain such statements in your next amendment, please tell us why you believe that they are appropriate. In that regard, it does not appear to be appropriate to disclaim responsibility for information provided in your filing.

Pride Prospective Financial Information, page 86

6.   We note your response to comment 15 in our letter dated March 31, 2011, and reissue such comment in part. To enhance investor understanding of the fairness opinion, please disclose the material assumptions used in the preparation of the projections for Ensco and Pride that were prepared by Pride. Similarly, please disclose the material assumptions used in the preparation of the Ensco prospective financial information disclosed at page 86.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please contact John Lucas at (202) 551-5798 or, in his absence, Laura Nicholson at (202) 551-3584 with any questions.

                                                Sincerely,

                                                /s/ A.N. Parker for

                                                H. Roger Schwall
                                                Assistant Director

cc: Roger W. Bivans, Esq.